March 21, 2025

Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance, Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:    Scott Stringer
        Nasreen Mohammed

    Re:    i3 Verticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2024
Form 8-K dated February 6, 2025
File No. 001-38532

Ladies and Gentlemen:
This letter is provided in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to i3 Verticals, Inc., a Delaware corporation (the “Company”), dated March 12, 2025 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and the Company’s Current Report on Form 8-K filed February 6, 2025.
The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses.
Form 8-K dated February 6, 2025
Exhibit 99.1, page 1

1.We note you presentation of pro forma adjusted diluted earnings per share from continuing operations. The numerator used to compute this measure, the pro forma adjusted net income from continuing operations, includes the net income attributable to noncontrolling shareholders. The denominator, pro forma weighted average shares used in this calculation, includes Class A shares plus all dilutive potential shares. It appears that this calculation includes measures which substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you

United States Securities and Exchange Commission
March 21, 2025

considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we have included net income attributable to noncontrolling shareholders in the numerator of the pro forma adjusted diluted earnings per share calculation to be consistent with including all dilutive potential shares in the denominator of the calculation, as more specifically described below. The net income attributable to noncontrolling shareholders, included in the numerator consists entirely of common units of i3 Verticals, LLC held by management and certain other investors who acquired such units prior to the time of our initial public offering in 2018. The common units may be redeemed or exchanged for Class A common stock on a one-for-one basis at any time as described below.

As background, i3 Verticals, Inc. is a holding company that does not have any significant assets other than its ownership of common units in i3 Verticals, LLC. Additionally, i3 Verticals, Inc. has two classes of common stock: (i) its Class A common stock, which confers both voting and economic rights in i3 Verticals, Inc. to the holders thereof, and (ii) its Class B common stock, which confers voting rights in i3 Verticals, Inc., but does not confer any economic rights, to the holders thereof. Further, the holders of the Class B common stock of i3 Verticals, Inc. own an equal number of common units in i3 Verticals, LLC, and hold their economic rights through such ownership of common units. As of the date hereof, i3 Verticals, Inc. owns approximately 73% of the common units of i3 Verticals, LLC, and the holders of Class B common stock own approximately 27% of the common units of i3 Verticals, LLC. In addition, i3 Verticals, Inc. serves as the managing member of i3 Verticals, LLC.

Consistent with our organizational documents, we maintain (1) a one-to-one ratio between the number of outstanding shares of Class A common stock of i3 Verticals, Inc., and the number of common units of i3 Verticals, LLC held by i3 Verticals, Inc., and (2) a one-to-one ratio between the number of outstanding shares of Class B common stock of i3 Verticals, Inc. and the number of common units of i3 Verticals, LLC held by holders of such Class B common stock. In addition, the holders of Class B common stock may cause their common units in i3 Verticals, LLC and corresponding shares of Class B common stock to be redeemed (or to otherwise be exchanged) for shares of Class A common stock on a one-for-one basis at the discretion of such holders (that is, any such

United States Securities and Exchange Commission
March 21, 2025

holder would receive a number of shares of Class A common stock equal to the number of common units surrendered by such holder in such a transaction).

The Company considers it appropriate to add back net income attributable to noncontrolling shareholders in the calculation of the numerator of pro forma adjusted diluted earnings per share because the common units of i3 Verticals, LLC held by the Class B common stock shareholders, which represent the noncontrolling interest, could at any time be redeemed or exchanged for Class A common stock, which would eliminate the noncontrolling interest, but not change the economic or control realities of the Company (since the former holders of Class B common stock would continue to have the same voting rights and economic interest following such redemption or exchange). Further, as noted above, this framework for calculating the numerator is consistent with the fact that the denominator includes all dilutive potential shares, including the shares of Class A common stock issuable in connection with any redemption or exchange of common units as described above. Given this background, we do not believe that the recognition and measurement principles used to calculate this non-GAAP financial measure implicate Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Further, we respectfully note that the Company believes this non-GAAP disclosure calculation framework is consistent with industry practice for companies with similar “Up-C” structures. Moreover, this metric is consistent with the pro forma adjusted diluted earnings per share metric that the Company uses internally to assess performance and is further utilized as a performance metric in connection with grants of performance stock units made by the Company to its executives from time to time.

2.We note you present several non-GAAP measures: pro forma adjusted income before taxes from continuing operations, pro forma adjusted net income from continuing operations, pro forma adjusted diluted earnings per share from continuing operations and pro forma weighted average shares of adjusted diluted Class A common stock outstanding. Please explain why these measures are labelled as “pro forma” as these measures do not appear to be consistent with Article 11 of Regulation S-X. Refer to Question 100.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also please expand disclosure to clarify the purpose of these non-

United States Securities and Exchange Commission
March 21, 2025

GAAP measures, how management uses them and why management believes they are useful to investors. Refer to Item 10(e) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that these measures were not intended to convey a formal “pro forma” measure in accordance with Article 11 of Regulation S-X. In future filings, we will not include “pro forma” in our description of the following non-GAAP measures referenced in the Staff’s comment: pro forma adjusted income before taxes from continuing operations, pro forma adjusted net income from continuing operations, pro forma adjusted diluted earnings per share from continuing operations and pro forma weighted average shares of adjusted diluted Class A common stock outstanding.

In addition, in future filings, we will expand our narrative disclosure regarding non-GAAP financial measures, including the Company’s non-GAAP financial measures referenced in the Staff’s comment above, to disclose why management believes such measures are useful to investors, any additional purposes for which management uses such measures, and to otherwise comply with Item 10(e) of Regulation S-K.

Form 10-K for the Fiscal Year Ended September 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 56

3.We note that you present annualized recurring revenue ("ARR") as a key performance indicator. ARR appears to be a metric. Please revise your disclosures to include or clarify the following information:
• How it is calculated, including any estimates or assumptions underlying the metric or its calculation;
• The reasons why the metric provides useful information to investors; and
• How management uses the metric in managing or monitoring the performance of the business.
Refer to SEC Release No. 33-10751

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that ARR is calculated as the sum of quarterly recurring revenue within the following

United States Securities and Exchange Commission
March 21, 2025

categories: software-as-a-service (“SaaS”) arrangements, transaction-based software-revenue, software maintenance, recurring software-based services, payments revenue and other recurring revenue sources, the sum of which is then multiplied by four to annualize the result.
The Company’s management uses ARR as a key performance metric because it helps management assess the health and trajectory of the Company's business, as more specifically disclosed in the Company’s disclosure regarding ARR set forth under the heading “Key Performance Indicators” in the Company’s periodic reports. Additionally, the Company’s management reviews ARR in all of our internal management reporting packages. The Company believes that ARR provides useful information to investors for understanding the ongoing revenue potential of the Company's business model, as it excludes non-recurring or one-time contracts, thereby providing a clearer picture of the Company’s revenue base that is anticipated to be sustainable. ARR is also a metric reported by many of our peers in the technology industry.
In future periodic reports, the Company will expand our disclosure to include the following (with additions to this disclosure included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2024, indicated by underlining and deletions indicated by strike-outs):

“ARR is the annualized revenue derived from recurring sources where the Company has an ongoing contract with its customers. The Company believes revenue from recurring sources is a strategic priority. ARR is comprised of software-as-a-service (“SaaS”) arrangements, transaction-based software-revenue, software maintenance, recurring software-based services, payments revenue and other recurring revenue sources within the quarter. The sum of these revenue categories is multiplied by four to calculate ARR. ARR excludes revenue that is not recurring or is one-time in nature.
We believe this metric provides useful information to investors by providing visibility regarding the ongoing revenue potential of the Company's business model and providing a clearer picture of the Company's sustainable revenue base. ~~We focus on ARR~~ Further, the Company’s management uses ARR as a metric because it helps us to

United States Securities and Exchange Commission
March 21, 2025

assess the health and trajectory of our business. The Company believes that focusing on ARR can orient the Company's sales and operations management towards long-term, reliable revenue growth. This focus on recurring revenue is particularly relevant for businesses operating under a subscription model, where customer retention and contract renewals play a significant role in long-term financial performance.
ARR does not have a standardized definition and is therefore unlikely to be comparable to similarly titled measures presented by other companies. It should be reviewed independently of revenue and it is not a forecast. Additionally, ARR does not take into account seasonality. The active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers. ARR from continuing operations for the three months ended [____] and [____] was [$____ million] and [$____ million], respectively, representing a period-to-period growth rate of [____%].”

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United States Securities and Exchange Commission
March 21, 2025

Please do not hesitate to contact the undersigned at (615) 257-7210 with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Geoff Smith
Geoff Smith, Chief Financial Officer

cc:	Paul Maple, General Counsel and Secretary
Page Davidson, Bass, Berry & Sims PLC
Kevin Douglas, Bass, Berry & Sims PLC